UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

LIVEDEAL INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

538144304
(CUSIP Number)
Joseph R. Huber 10940 Wilshire Blvd., Suite 925 Los Angeles, California 90024 310-207-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 7 Pages)
_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 170,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.20%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) JRH Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,442
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,442
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.99%
14	TYPE OF REPORTING PERSON (See Instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of LiveDeal, Inc. (the “Issuer”), whose principal place of business is located at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

ITEM 2.	IDENTITY AND BACKGROUND.

a.	This statement is filed by:

(i)
Joseph R. Huber, with respect to the shares of Common Stock beneficially owned directly and indirectly by him and by JRH Investments, LLC, a Delaware limited liability company (“JRH Investments”) that is 100% owned and managed by Mr. Huber; and

(ii)	JRH Investments with respect to the shares of Common Stock directly owned by it.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

c.
The principal occupation of Mr. Huber is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of Huber Capital Management, LLC (“HCM”).  The address of HCM’s executive offices is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.  The principal business of JRH Investments is serving as a private investment limited liability company.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired the Common Stock using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the filing of this Amendment No. 6 to Form 13D is to report the change in beneficial ownership by the Reporting Persons following the 1-10 stock split of the Issuer and to report additional changes in beneficial ownership as a result of the sale of 32,462 shares of Common Stock by a separately managed account and an investment company for which HCM serves as investment advisor.  The holdings of such separately managed account and investment company were previously reported on Schedule 13D due to the fact that Mr. Huber, in his capacity as Managing Member of HCM, might have been deemed to hold an indirect beneficial interest in such shares by reason of the provisions of Section 13 of the Securities Exchange Act of 1934.

All of the shares of Common Stock held by the Reporting Persons were acquired by the Reporting Persons for investment purposes.

The Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement and any future amendment by the Reporting Persons and the inclusion of information herein and therein with respect to the Reporting Persons, shall not be considered an admission that they, for the purpose of Section 16 of the Securities Exchange Act of 1934, are the beneficial owners of any shares, including but not limited to shares of Common Stock held by the separately managed account for which HCM serves as investment adviser, in which the Reporting Persons do not have a pecuniary interest.

A.           Mr. Huber

a.
Mr. Huber beneficially owns 170,710 shares of Common Stock, which represents 28.20% of the outstanding Common Stock of the Company.  Of the 170,710 shares of Common Stock, 169,442 shares are directly owned by JRH Investments, which is 100% owned and managed by Mr. Huber, 801 shares are beneficially owned by Mr. Huber through his IRA, and 467 shares are beneficially owned by Mr. Huber as the custodian of a custodial account for the benefit of his child.

In addition, Mr. Huber’s spouse owns 559 shares of Common Stock, over which Mr. Huber disclaims beneficial ownership.

Mr. Huber disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

b.	Mr. Huber has sole power to vote and dispose of 170,710 shares of Common Stock.

c.	The separately managed account and investment company for which HCM serves as investment advisor sold the following shares of Common Stock since March 22, 2010:

	Shares/Units
Transaction Date	Purchased (Sold)	Price per Share/Unit

10/22/2010	32,461	$10.6188 average price
10/25/2010	1	$ 9.23

d.	Please see (a) above.

e.	Not applicable.

B.           JRH Investments

a.	JRH Investments beneficially owns 169,442 shares of Common Stock, which represents 27.99% of the outstanding Common Stock of the Company. JRH Investments is 100% owned and managed by Mr. Huber.

b.	JRH Investments has sole power to vote and dispose of 169,442 shares of Common Stock.

c.	JRH Investments has not effected any sales of Common Stock since March 22, 2010.

d.	Please see (a) above.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2010

/s/ Joseph R. Huber
Joseph R. Huber

JRH INVESTMENTS, LLC

By:	/s/ Joseph R. Huber
Joseph R. Huber
Managing Member